Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Ault Global Holdings, Inc. on Form S-3 of our report dated April 15, 2021, with respect to our audits of the consolidated financial statements of Ault Global Holdings, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which includes an explanatory paragraph stating that the financial statements of a wholly-owned subsidiary were audited by other auditors, whose report has been furnished to us, appearing in the Annual Report on Form 10-K of Ault Global Holding, Inc. for the year ended December 31, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

October 29, 2021